PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies and Marine Life Sciences enter worldwide distribution alliance with Weider Global Nutrition

--First market launch for Neptune Technologies in FUNCTIONAL FOOD market--

Laval, Québec, CANADA – September 25, 2008 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) reported today that it entered a worldwide alliance with Marine Life Sciences who has entered into an agreement with Weider Global Nutrition for the distribution of dietary supplements and functional food products in the global nutraceutical market.

Neptune has developed in collaboration with Salt Lake City-based Marine Life Sciences functional custom-built combinations of proprietary marine ingredients, to be commercialized under the trademark APO3™. APO3™ contains Neptune Krill Oil (NKO®) and Alpha-3 CMP(tm), a concentrated marine algae phytoplankton, and will be commercialized as a dietary supplement and as a functional ingredient in a new functional food product line. Weider Global Nutrition, credited as the founder of the sports nutrition market and recognized through its magazines with 38 million readers worldwide, is pursuing the initial launch through the Food, Drug, Mass and Club channels. Only for the U.S., the dietary supplement market is estimated at US$22.5 billion and the functional food market at US$31.4 billion.1

“The launch of Neptune’s first functional food product in the market constitutes a major achievement of a critical milestone in the Company’s functional food research and development program. This alliance adds strategically to our recent alliances anounced during the last fiscal quarter and puts the Company ahead of schedule for its functional food market entrance,” said Dr. Tina Sampalis, Chief Scientific Officer of Neptune. “It is extremely exciting to have created in collaboration with our partners the first functional food product containing in one serving all the vital nutrients of the base food chain with clinically proven ingredients at therapeutic doses,” she added.

The combination of Neptune Krill Oil, a krill zooplankton, with Alpha-3, an algae phytoplankton, provides consumers with the first and only total plankton extract (APO3™) in the functional food and dietary supplement markets. Therefore APO3™ sets a new standard in the premium nutraceutical market. The omega-3 fatty acids EPA (eicosapentaenoic acid) and DHA (docosahexaenoic acid) functionalized on phospholipids combined with potent antioxidants and minerals work in synergy offering significant health and athletic performance benefits.

“We are very excited to be the exclusive provider of APO3™, the NKO® and Alpha-3 CMP(tm) formulation, and entering the market with products containing ingredients which are clinically proven to target major consumer health concerns,” said Mr. Bill Robbs, Executive Vice President, Sales and Marketing of Marine Life Sciences. “We believe that combining the best marine bioactive ingredients will synergistically enhance the benefits of existing formulations and future products, making the Weider family of products better than any other products in the market and deliver significant consumer health benefits,” he added.

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“We are fortunate to be partners in bringing to market, what we feel, is the most significant addition to the nutrition category since Glucosamine and Chondroitin over 12-years ago,” states Lyndon Johnson, Executive Vice President, Sales and Marketing of Weider Global Nutrition. Mr. Johnson also states, “We will selectively launch our products in the Vitamins-Minerals-Supplements Category for the Food, Drug, Mass and Club channels, a U.S. market estimated at US$14.5 billion, and the Functional Food Category, where we will support both Branded and Store Brands from day one.”

“We are pleased to partner with a company such as Marine Life Sciences which shares our values and dedication for developing innovative, safe and effective products meeting rigorous quality standards. Weider is a partner of choice for Marine Life Sciences and Neptune, because of its leadership position in the health and fitness industry with brand recognition and impeccable reputation in more than 120 countries,” said Dr. Toni Rinow, Corporate Development and Investor Relations of Neptune.

NKO® is a proprietary phospholipid omega-3 composition extracted from Antarctic Krill and patented for its extraction process, composition and for its medicinal use. NKO®‘s safety and health benefits have been demonstrated by clinical studies in hyperlipidemia (high cholesterol), premenstrual syndroms, inflammation and arthritic disease. The development of several functional food product lines as well as pharmaceutical product opportunities for three pharmaceutical markets including the over-the-counter, the prescription medical food and prescription drug market are currently underway.

1 NBJ 2006 Industry Report

About Neptune

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits in various medical indications. The Company patents and protects its innovations and continuously expands its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. Neptune continues to strongly support its strategic development plan to form partnership with worldwide leaders in the nutraceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market.

Neither NASDAQ nor TSX Venture Exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Technologies Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In particular, readers are cautioned that outlooks and projections of future results presented in this press release should be considered uncertain and forward-looking. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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